

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

September 24, 2014

Via E-mail
Mr. Bing Sun
Chief Financial Officer
Daqo New Energy Corp.
666 Longdu Avenue
Wanzhou, Chongqing F4 404000
The People's Republic of China

> **Re:** **Daqo New Energy Corp.**
> **Form 20-F for the fiscal year ended December 31, 2013**
> **Filed April 14, 2014**
> **File No. 001-34602**

Dear Mr. Sun:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant